May 19, 2016

VIA EDGAR AND COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 4561

Washington, D.C. 20549-6010

Attention:	Maryse Mills-Apenteng Rebekah Lindsey Craig Wilson Mitchell Austin

Re:	Nant Health, LLC Registration Statement on Form S-1, Submitted May 6, 2016 Amendment No. 1 to Registration Statement on Form S-1, Submitted May 11, 2016 File No. 333-211196

Dear Ms. Mills-Apenteng:

This letter responds to the letter (the “Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 18, 2016, to Patrick Soon-Shiong, Chairman and Chief Executive Officer of Nant Health, LLC (the “Company”) regarding its Registration Statement on Form S-1, File No. 333-211196, (the “Registration Statement”) filed by the Company on May 6, 2016, as amended by Amendment No. 1 to the Registration Statement on May 11, 2016 (“Amendment No. 1”). The Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 2 to the Registration Statement (“Amendment No. 2”) which reflects these revisions and updates and clarifies certain other information.

This response letter sets forth the comments of the Staff in the Letter (bold, italicized and numbered in accordance with the Letter) and, following each comment, sets forth the Company’s response. We are enclosing a copy of Amendment No. 2, together with a copy that is marked to show the changes from Amendment No. 1. Except for page references appearing in the headings and Staff comments below (which are references to Amendment No. 1 submitted on May 11, 2016), all page references herein correspond to the page of Amendment No. 2, as applicable.

United States Securities and Exchange Commission

May 19, 2016

Prospectus Cover Page

1.	We note that certain investors, including entities affiliated with Dr. Patrick Soon-Shiong, have indicated an interest in purchasing up to a certain amount of common stock in this offering. We also note they may purchase more than this amount. So that investors will be able to understand the minimum amount of your shares that will enter the public market through sales to the public, as opposed to existing shareholders, please disclose whether there is a ceiling on the amount that may be purchased by existing shareholders, and quantify any ceiling. If there is not a ceiling, please add disclosure and discuss the impact on investors where appropriate in the prospectus.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page of the prospectus and pages 11, 56, 68, 171, 177 and 187 of Amendment No. 2 in response to the Staff’s comment.

Our Unique Scale and Adoption Across the Healthcare Continuum, page 4

2.	In your responses to prior comments 2 and 11 you discuss the number of contracted entities for each of your platforms. Please revise to disclose the number of contracted entities for each platform both here and in your business section. Additionally, please confirm that no contracting entity represented 10 percent or more of your revenues for the most recently completed fiscal period. Please note that for the purpose of Item 101(c)(1)(vii) of Regulation S-K, a group of customers under common control or customers that are affiliates of each other shall be regarded as a single customer.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 5, 107-108, and 113-114 of Amendment No. 2 to disclose the number of contracted entities for each platform in the “Prospectus Summary” and “Business” sections. The Company further advises the Staff that it has updated the risk factor disclosure on page 25 of Amendment No. 2 to indicate that a small group of its clients account for a large portion of its revenue.

3.	Please revise to disclose the date as of which CLINICS or its components had “over 100 million lives.”

United States Securities and Exchange Commission

May 19, 2016

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 5 and 107 of Amendment No. 2 to disclose the date as of which CLINICS or its components had “over 100 million lives.”

4.	Your response to prior comment 10 indicates that you currently have a content licensing agreement with a specialty benefit entity that includes your eviti solution as a part of a turnkey oncology management solution that it offers to large, national self-insured entities. Please revise here to describe the nature of this arrangement and to briefly summarize the terms of the licensing agreement, if material.

Response: The Company respectfully advises the Staff that the “content licensing agreement” with a “specialty benefit entity” mentioned in its response to prior comment 10 is a reseller relationship through which self-insured entities have access to eviti mentioned in the “Prospectus Summary” on page 5 of Amendment No. 1. In response to the Staff’s comment, the Company has revised the disclosure on pages 140-141 of Amendment No. 2 to describe the relationship with this reseller. The Company further advises the Staff that this agreement was made in the ordinary course of business, is set to expire at the end of 2016 and does not fall within the enumerated categories in Item 601(b)(10)(ii) of Regulation S-K and therefore has not been filed as an exhibit to the Registration Statement.

Risk Factors

Dr. Soon-Shiong, our Chairman and Chief Executive Officer…,” page 49

5.	We note that you have added disclosure regarding your waiver of the corporate opportunities doctrine to the fullest extent permitted by law with respect to Dr. Soon-Shiong and “other directors.” Please briefly describe the doctrine and specify all persons or categories of persons to whom the waiver applies. Further, it appears you should provide this disclosure in a separately captioned risk factor and discuss the risks associated with this provision.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 50 and 51 of Amendment No. 2 to provide a separate risk factor detailing the risks associated with its waiver of the corporate opportunities doctrine.

Unaudited Pro Forma Condensed Combined Financial Information

United States Securities and Exchange Commission

May 19, 2016

Note 4. Preliminary Pro Forma Financial Statement Adjustments, page 72

6.	Please revise Note (C) on page 73 to provide a discussion of the impact that the potential issuance of shares could have on your earnings per share. In this regard, while you may not be able to reliably estimate the impact of the potential issuance due to the fact that your IPO pricing has not yet been determined, a minimum/maximum presentation should be provided that includes these shares, or alternatively, a sensitivity analysis depicting the impact of potential outcomes should be provided. See Rule 11-01(a)(8) of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 75 of Amendment No. 2 to include a sensitivity analysis.

Contractual Obligations, Commitments and Contingencies, page 95

7.	The total contractual amounts due for your NantOmics reseller agreements reflected in the tabular disclosure appear to be different than the total of the payments set forth in your discussion below. To the extent you have made assumptions about the amounts due that are different than the contractual terms, please revise your filing to provide disclosure of those assumptions in reasonable detail so that a reader may understand your expectation of the timing and amount of payments related to this obligation.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 97 of Amendment No. 2 to include the amounts due for its NantOmics reseller agreement in the “Contractual Obligations, Commitments and Contingencies” table.

Consolidated and Combined Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-10

For the following comments 8-11, please refer to our prior comment 14.

8.	We note in your response that the deliverable to the client is in the form of an electronic analytical report. Given that you are not the party performing the genome analysis services, it remains unclear why you have concluded that you are the principal in the arrangement and that revenue should be recognized on a gross basis. We also note various disclosures throughout your filing that may indicate that NantOmics is the primary obligor. Please tell us how you considered the following in concluding that you are the primary obligor under your arrangement with NantOmics.

United States Securities and Exchange Commission

May 19, 2016

•	Disclosure on page 31 states that you rely on NantOmics to handle all aspects of producing and delivering services.

•	On page 118 and 119, in your GPS Cancer sample report, you list NantOmics as providing services and include comments from a NantOmics medical director. Based on this, it appears that a customer would view NantOmics as the party responsible for providing the services.

•	Please tell us what types of customer service questions or problems you would resolve yourself without the involvement of NantOmics. In this regard, given the specialized knowledge required to perform the service, it seems that any substantive questions or concerns would have to be processed by NantOmics. If you have your own group of specialists available, please tell us whether these persons are sourced from the NantWorks shared services agreement, and if so, what company employs them. Please tell us whether you have any recourse to NantOmics to recover any amounts refunded to a customer to resolve any perceived deficiencies in the services provided.

•	Please describe the relationship of Nant Health to NantCare, the entity that answers the phone number for orders and replies to questions on the report, particularly in light of the disclosure on page F-9 that the operations of NantCare were wound down in 2014.

•	Section 2.6 of the agreement provided in Exhibit 10.1 states that NantOmics participates in sales meetings and Section 2.5 states that NantOmics has approval over branding. Thus, it appears that NantOmics is the party actually providing the services and the customer is aware of this.

Response: The Company acknowledges the Staff’s comments related to ASC 605-45 and respectfully advises the Staff that the gross versus net analysis for the reseller agreement with NantOmics, LLC (the “Reseller Agreement”) does not have a material impact on the Company’s historical financial statements. Specifically, the Company recognized approximately $0.1 million and $0 of sequencing and molecular analysis revenue under the Reseller Agreement during the years ended December 31, 2015 and 2014, respectively, relative to consolidated net revenue of $58.3 million and $33.9 million for the periods then ended. The Company did not recognize any revenue under the Reseller Agreement during the three months ended March 31, 2016 and 2015.

United States Securities and Exchange Commission

May 19, 2016

Notwithstanding the above, the Company advises the Staff that given the questions raised by the Staff, the Company intends to consult with its independent registered accounting firm, Ernst & Young, LLP (“EY”), including with EY’s national office, with respect to amounts prospectively recognized as revenue under the Reseller Agreement in order to support its accounting position under ASC 605-45. Finally, the Company intends to expand its summary of significant accounting policies in future financial statements to give additional background on its revenue recognition policy for the Reseller Agreement if and when the amounts recognized thereunder become material.

9.	You indicate that you have latitude in pricing, but also subsequently state that you can only earn a set percentage of the price charged to the customer, so there is an element of both fixed and variable pricing in your arrangement. However, the pricing information and example provided in Exhibit 10.1 would appear to indicate that your benefit is fairly limited compared to the total amount billed. Please further explain how the tiered percentage owed to NantOmics based on the amount billed to the client is not indicative of either gross or net reporting, and address the following in your response:

•	Please tell us whether the typical amounts you plan on billing to the customer are reasonably expected to exceed the top threshold in your Exhibit.

•	Explain whether this provision is based on a cumulative amount ordered from a customer or only each individual order, regardless of whether it is a repeat order from the same customer.

Response: The Company respectfully acknowledges the Staff’s comment and directs the Staff to its response to Comment #8 in this response letter.

10.	You state that you are responsible for negotiating sales contracts with your customers, including all parameters specific to the services being performed. Please provide more information about what this negotiation entails that would support gross revenue reporting. For example, Section 2.3 of your reseller agreement appears to indicate that order processing is performed in coordination with NantOmics and that the remainder of your obligations relate to customer relationship management, billing and collection, communication with customers, etc. Thus, it is not clear from your response what service parameters you set or negotiate with the customer independently of NantOmics.

United States Securities and Exchange Commission

May 19, 2016

Response: The Company respectfully acknowledges the Staff’s comment and directs the Staff to its response to Comment #8 in this response letter.

11.	Please provide a representative sample of an end contract with a customer. Please also explain how this agreement, together with the reseller agreement provided in Exhibit 10.1, supports your view that gross revenue reporting is appropriate. Please tell us how you considered the mutuality provisions of Section 2.4 of this agreement in your determination that you are the primary obligor.

Response: The Company respectfully acknowledges the Staff’s comment and directs the Staff to its response to Comment #8 in this response letter.

Note 3. Business Combinations and Investments

2016 Acquisitions

Acquisition of NaviNet, Inc., page F-23

12.	We note your disclosure on page F-24 that you recorded a portion of the payout for NaviNet option holders as compensation expense. Please tell us the following:

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it accounted for the arrangement in accordance with ASC 805-10-25-20 through 25-22 which states that a transaction arranged primarily for the economic benefit of the acquirer (or combined entity) is not deemed to be part of the consideration transferred for the acquiree and should be accounted for separately from the business combination. Factors to consider in this analysis are outlined in ASC 805-10-55-18 and include:

1.	The reason for the transaction,

2.	Who initiated the transaction, and

3.	The timing of the transaction.

The terms of the NaviNet equity incentive plan (the “Plan”) did not contain a preexisting change of control provision that provided for acceleration of the awards. The Plan

United States Securities and Exchange Commission

May 19, 2016

provided NaviNet’s board of directors (the “NaviNet Board”) discretion to accelerate vesting of awards upon a change of control. The Company believes the analysis in such instances require the use of significant judgment to determine whether a portion of the fair-value-based measure of the awards should be recognized as post-combination compensation cost or as a component of the consideration transferred for the acquiree. If the acquiree awards provide the acquiree with discretion whether to replace acquiree awards and the acquiree accelerated vesting in contemplation of the business combination, factors that should be considered include the business purpose of the decision to accelerate vesting (i.e., who will benefit from the decision) and who decided to accelerate the vesting (i.e., the acquiree or the acquirer). If the decision is initiated by the acquiree, the assessment may also depend on whether the decision was made independent of the business combination.

•	Explain what specific benefit the company received subsequent to acquisition that caused you to conclude a portion of the payout should be allocated to compensation cost.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that although the Company was not directly involved in the decision making with the NaviNet Board regarding its decision to accelerate the unvested stock options, the terms of the Stock Purchase Agreement (“SPA”) required the acquiree to terminate the pre-existing stock option plan prior to closing. The Company believes it received a benefit from the accelerated vesting of awards because the employees it hired as a result of the acquisition received a larger payout from the acquisition relative to the amount those individuals would have otherwise received at the closing had the vesting not been accelerated. Further, had the NaviNet Board not accelerated the vesting, the employees’ stock options would have been cancelled and the Company had no obligation to replace such awards.

•	Tell us whether the terms of the acquisition agreement or the terms of the awards required you to replace these awards upon a change of control.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the SPA under which the acquisition was consummated did not have any provisions requiring the Company to replace NaviNet’s existing stock options. However, the terms of the SPA required NaviNet to terminate the preexisting Plan. Schedules of Article 3.3 of the SPA state that NaviNet may, in its absolute and sole discretion, accelerate vesting of all outstanding options prior to the closing of the transaction. There were no provisions in the Plan that required a potential acquirer to issue replacement awards upon a change of control.

United States Securities and Exchange Commission

May 19, 2016

•	Tell us whether the acceleration of the vesting of these options was done by the Board of NaviNet upon your request or whether it was solely initiated by them. In either case, please tell us the reasons why the vesting of these awards was accelerated.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company was not directly involved in discussions with the NaviNet Board of Directors regarding its decision to accelerate all unvested stock options of the Company but understands from the former owners of NaviNet that this decision was made in order to instill goodwill among the future NantHealth employees. In addition, the Board of NaviNet had accelerated the vesting of awards subsequent to the execution of the SPA, which was executed on November 30, 2015. Since the acceleration of vesting was not pre-approved by the NaviNet Board prior to completion of the transaction and was made in contemplation of and concurrent with the closing of the acquisition, the Company was the entity that benefited from the acceleration. In addition, the NaviNet Board had previously agreed to provide a cash retention bonus to a limited group of key employees if such employees continued employment through the date of closing and these amounts were expensed in the financial statements of the acquiree. Therefore, this limited group of employees was incentivized as a result of these retention bonuses to continue employment through the closing of the acquisition and the acceleration of the options benefited the Company (not the acquiree).

In summary, the Company concluded that the accelerated vesting of the stock options should be accounted for as post-combination expense in the Company’s financial statements since (1) the arrangement was entered into in order to benefit the Company’s employees resulting from the monetary award received by such individuals and (2) the decision to accelerate the vesting was made in conjunction with the business combination which would benefit the Company (not the acquiree).

* * *

United States Securities and Exchange Commission

May 19, 2016

Please direct any questions with respect to the Company’s responses or the Registration Statement to me at (858) 350-2308, or to my colleague, Jeffrey D. Saper, at (650) 320-4626 or jsaper@wsgr.com.

Sincerely,

/s/ Martin J. Waters

Martin J. Waters

Enclosures

cc (w/ enclosures):

Patrick Soon-Shiong, Chairman and Chief Executive Officer, Nant Health, LLC

Charles Kim, General Counsel Nant Health, LLC

Jeffrey D. Saper, Wilson Sonsini Goodrich & Rosati, P.C.

Charles S. Kim, Cooley LLP

Sean M. Clayton, Cooley, LLP

David Peinsipp, Cooley, LLP

Andrew S. Williamson, Cooley LLP